Filed pursuant to Rule 424(B)(3)
                                                               File No. 333-2198
PROSPECTUS SUPPLEMENT NO. 8 Dated October 28, 1996
(To Prospectus dated July 12, 1996)
(as supplemented by Prospectus Supplements dated July 29, 1996, August 5, 1996, August 12, 1996, August 19, 1996,
 August 27, 1996, September 4, 1996, and September 27, 1996)


                              Up to 1,921,313 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)

     This  Prospectus  Supplement  updates  the  Prospectus  dated July 12, 1996
("Prospectus")  of  LaserSight   Incorporated,   a  Delaware   corporation  (the
"Company") and replaces Prospectus Supplement No. 7 to the Prospectus.

     All of the text under the caption "The Offering" remains unchanged except those items presented below (other than the footnotes thereto which remain unchanged except that the maximum number of Common shares issuable upon the conversion or exchange of outstanding Preferred Stock is now 187,023):

Common Stock outstanding as of October 28, 1996                 8,205,566 shares

Shares Offered by Selling Shareholders:

Common Stock issued to date upon conversion
     of, or as dividends on, Preferred Stock                      872,736 shares

Common Stock issuable upon conversion
     or exchange of eight outstanding shares of         Minimum:   28,209 shares
     Preferred Stock                                    Maximum:  187,023 shares

Common Stock issuable as dividends on     To be determined.2 For example, assum-
     outstanding Preferred Stock          ing a  single conversion  date for all
                                          of  the Preferred  Stock and a  Common
                                          Stock price history as of such conver-
                                          sion date identical to that at October
                                          28, 1996 ($6.125 per share), the  num-
                                          ber of Dividend  Shares could  vary as
                                          follows:

                                                   Assumed           Dividend
                                               Conversion Date        Shares
                                               ---------------        ------
                                                 11/10/96              5,442
                                                  1/10/97              6,530
                                                  1/10/98             13,061

Common Stock issued upon exercise of IPO Warrants.               101,500 shares

Common Stock issuable upon exercise of IPO Warrants.              78,500 shares

     All of the text under the option "Risk Factors--Operating Results" should be deleted and replaced with the following:

     Operating Results. Although the Company achieved profitability in 1995 and 1994, the Company incurred losses in the three preceding years. In addition, the Company incurred a loss of $24,940 for the three months ended June 30, 1996 and $1,256,704 for the six months ended June 30, 1996. At June 30, 1996, the Company had an accumulated deficit of $1,795,165. There can be no assurance that the Company can regain or sustain profitabiity.

     All of the text under the caption "Risk Factors--MEC Shares Held in Escrow" should be deleted and replaced with the following:

     MEC Shares Held in Escrow. All of the shares of Common stock of MEC owned by the Company are being held in escrow pending the Company's payment in full of a promissory note in the original principal amount of $1,799,100 and a current principal amount of $1,000,000 (the "MEC Note") issued by the Company as part of the consideration for its acquisition of MEC in October 1995. The MEC Note was originally due on demand on or after April 1, 1996, and has been extended three times, most recently to be due on demand on or after November 15, 1996. If the Company were to default under the MEC Note, the former shareholders of MEC would be entitled to regain ownership of all such shares.

     All of the text under the caption "Risk Factors--Receivables" should be deleted and replaced with the following:

     Receivables. At June 30, 1996, the Company's net trade accounts and notes receivable aggregated approximately $13.2 million net of an allowance of approximately $1.1 million. Accrued commissions, the payment of which generally depends on the collection of such receivables, aggregated approximately $2.1 million at such date. The Company continues to assess the status of its receivables and maintains a reserve for estimated losses, but there can be no assurance that such reserve will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed any amounts reserved could have a material adverse effect on the Company's financial condition and results of operations. A failure to collect timely a material portion of current receivables could have a material adverse effect on the Company's liquidity. In addition, the Company has not determined whether or to what extent courts or administrative agencies located in foreign countries would enforce its right to payment or to recover laser systems from customers in the event of a failure to pay.

     All of the text under the caption "Selling Shareholders" should be deleted and replaced with the following:

                              SELLING SHAREHOLDERS
                              --------------------
     The following table sets forth certain information with regard to the beneficial ownership by the Selling Shareholders of Preferred Stock and Common Stock(where indicated by footnote, on a pro forma basis as of October 28, 1996 as if the shares of Preferred Stock then-outstanding had been converted into Common Stock as of such date), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in additional Prospectus Supplements. See "The Offering."



                                     Shares of      Common                           Common Stock Beneficially
                                     Preferred       Stock       Shares Of           Owned After the Offering
                                       Stock     Beneficially      Common            -------------------------
                                     Presently    Owned Prior       Stock        Number          Percent of
Selling Shareholder                    Owned      to Offering    to be Sold     of Shares       Outstanding*
-------------------                  ---------   ------------    ----------     ---------       ------------

Banque Scandinave en Suisse (1)(3)       4          456,542       456,542          --                --
Reg-S Investment Fund Ltd.              --           47,830        47,830          --                --
Wood Gundy London Ltd.                  --          236,783       236,783          --                --
OTA Limited Partnership                 --           26,419        26,419          --                --
Interportfolio                          --           87,531        87,531          --                --
Selfridge Limited Partnership           --           16,637        16,637          --                --
Hull Overseas Ltd. (2)                   4           76,256        76,256          --                --
Spencer Trask Securities
     Incorporated (4)                  N/A            9,630         9,630          --                --
Jules Marx (4)                         N/A            7,879         7,879          --                --
Mark B. Gordon, O.D                    N/A          271,732       160,109       111,623             1.4%
Howard H. Levin, O.D                   N/A          271,732       160,109       111,623             1.4%

* Based on the number of shares outstanding as of October 28,1996, and without giving effect to unexercised IPO Warrants and the 1996 Warrants.

1 Based on information available to the Company and the representations of the Selling Shareholder, such holdings of record are held for the account of certain clients of Banque Scandinave en Suisse.

2 As of the date of this Prospectus Supplement, Hull Overseas Ltd. ("Hull") owns 38,625 shares of Common Stock. The 37,631 share difference between such number and the number indicated in the table represents the hypothetical number of shares of Common Stock that would have been held by Hull if it had converted all of its Preferred Stock as of October 28, 1996. The actual num-ber of shares of Common Stock to be received by Hull may be more or less than 37,631 and will be reflected in another Prospectus Supplement following the conversion by Hull of its remaining shares of Preferred Stock.

3 As of the date of this Prospectus Supplement, Banque Scandinave en Suisse ("Banque Scandinave") owns 418,911 shares of Common Stock. The 37,631 share difference between such number and the number indicated in the table represents the hypothetical number of shares of Common Stock that would have been held by Banque Scandinave if it had converted all of its Preferred Stock as of October 28, 1996. The actual number of shares of Common Stock to be received by Banque Scandinave may be more or less than 37,631 and will be reflected in another Prospectus Supplement following the conversion by Banque Scandinave of its remaining shares of Preferred Stock.

4 Assumes the exercise in full by such Selling Shareholder of a warrant to purchase Common Stock. See "Description of Capital Stock--Warrants."